Mail Stop 3561

March 30, 2009

David C. Pratt
Chief Executive Officer
Gander Mountain Company
180 East Fifth Street, Suite 1300
Saint Paul, MN 55101

> **Re:** **Gander Mountain Company**
> **Form 10-K for Fiscal Year Ended February 2, 2008**
> **Filed May 2, 2008**
> **File No. 0-50659**

Dear Mr. Pratt:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director